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New Artist!

Introducing

PAT STEIR

Pat Steir is an important American artist with work in the Met, the MoMA, and many other major museums. We're excited to offer a prime color example of her Waterfall paintings amid recent market growth.

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Who is Pat Steir?

Trailblazing Painter, Rising Market

Steir was a leading American painter during the 1970s, celebrated for her dynamic Waterfall painting style.

In recent years, she has seen renewed critical and commercial attention, leading to multiple seven-figure results. Her Waterfall paintings are especially popular, and make up all of her top auction records, with differences in composition and scale.

Market

After Decades of Slow and Steady, Pat Steir's Market Is Now Moving at a Breakneck Pace

The painter has broken her auction record three times this year.

Artnet, 2017

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Why This Painting?

Iconic Style With Rising Demand

Steir's Waterfall paintings are her most iconic series, and have been her most in-demand works at auction.

For our entry into Steir's market, we're offering a '90s example of her Waterfall style. Similar paintings have appreciated at a rate of 21.7% annually between 2005 and 2025.

Growth Rates For Similar Works[2]


$600k
$400k
$200k
03 05 07 09 11 13 15 17 19 21 23 25

From 2005-2025

21.7%

Similar Sales

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Who Are Her Collectors?

Museum Darling: Met, MoMA, and More

Steir's Waterfall paintings hang in some of the most important museums in the world, including the Met, the MoMA, and the Whitney.

In 2019, she created a site-specific Waterfall exhibit for the Barnes Foundation in Philadelphia



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View offering circular below for full list of similar sales

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Institutions and publications referenced are not investors in Masterworks Offerings and were not compensated for their commentary. Their affiliation with artists is not an endorsement of Masterworks.

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